Exhibit 99.1

Franco-Nevada Reports Strong Year-End 2014 Results, Increases Dividend and Provides Outlook

TORONTO, March 25, 2015 - Franco-Nevada Corporation (TSX: FNV; NYSE: FNV) is pleased to report its results for the fourth quarter and year ended December 31, 2014.

FOURTH QUARTER HIGHLIGHTS

•                  92,774 Gold Equivalent Ounces1 — a new record and 33% higher than Q4 2013;

•                  $123.0 million of Revenue — a new record and 23% higher than Q4 2013;

•                  $96.2 million of Adjusted EBITDA2 or $0.62 per share, 25% higher than Q4 2013;

•                  $31.6 million of Adjusted Net Income3  or $0.20 per share vs $0.21 per share in Q4 2013;

•                  $31.3 million of non-cash impairment charges, predominantly related to Mine Waste Solutions (“MWS”);

•                  $1.2 million of Net Income, or $0.00 per share;

•                  $648 million investment in Candelaria gold & silver stream closed during quarter; and

•                  $678 million in working capital and no debt at year-end.

2014 FULL YEAR HIGHLIGHTS

•                  293,415 Gold Equivalent Ounces1 — a new record and 22% higher than 2013;

•                  $442.4 million of Revenue — a new record and 10% higher than 2013;

•                  $356.9 million of Adjusted EBITDA2, or $2.37 per share;

•                  $137.5 million of Adjusted Net Income3, or $0.91 per share;

•                  $106.7 million of Net Income which includes $31.5 million in impairments, or $0.71 per share;

•                  $930 million invested or committed acquiring 14 new royalties and streams; and

•                  $500 million in equity capital to finance further growth.

“Franco-Nevada’s diversified portfolio continues to perform well and business development efforts have shown good results,” said David Harquail, CEO.  “In 2014, we realized record revenue despite a gold price that averaged 10% lower than in 2013.  This was made possible by a number of key investments in 2014 that contributed immediately to revenue and GEOs, notably Candelaria, Sabodala and Fire Creek/Midas.  Even at today’s commodity prices and substantially lower oil prices, our outlook is positive thanks to the additional revenue and cash-flows we are expecting from these and many other recent investments. Franco-Nevada is financially liquid and we see this period of lower commodity prices as an opportunity to further grow our company.”

REVENUES AND GEOs BY ASSET CATEGORIES

	For the three months ended December 31, 2014		For the year ended December 31, 2014
	Revenue	GEOs[1]	Revenue	GEOs[1]
	(in millions)		(in millions)
Gold — United States	$17.1	13,378	$60.7	48,716
Gold — Canada	19.1	15,706	55.2	43,880
Gold — Latin America	39.7	33,295	93.8	75,282
Gold — Rest of World	21.3	17,921	94.6	74,706
Gold — Total	$97.2	80,300	$304.3	242,584
PGM	11.3	9,529	50.5	39,870
Other minerals	3.5	2,945	13.7	10,961
Oil & gas	11.0	—	73.9	—
	$123.0	92,774	$442.4	293,415

For the fourth quarter 2014, revenue was earned 88% from precious metals (79% gold and 9% PGM) and 80% from the Americas (18% U.S., 29% Canada and 33% Latin America).  An impairment charge of $26.6 million was recorded on our MWS gold stream located in South Africa as the estimated consensus gold prices over the relatively fixed term of the stream would impact the economics of this capped stream. This stream was capped as part of an agreement with AngloGold Ashanti to become operator of this asset, putting it in stronger hands. Last year at this time we had 153 exploration assets.  In the current market, some operators/explorers have been forced to abandon lands subject to our royalty rights.  In 2014, we recorded $4.5 million of impairment charges and wrote off a number of exploration assets.  Despite that, our net number of exploration assets has increased to 159 as we continue to add to our portfolio.

2015 Guidance

For 2015, Franco-Nevada expects attributable royalty and stream production to total 335,000 to 355,000 Gold Equivalent Ounces (“GEOs”) from its mineral assets and revenue of $20.0 million to $30.0 million from its oil & gas assets. Of the 335,000 to 355,000 GEOs, 210,000 to 220,000 GEOs are expected from Franco-Nevada’s various stream agreements. For 2015 guidance, platinum and palladium metals have been converted to GEOs using assumed commodity prices of $1,200/oz Au, $1,200/oz Pt and $750/oz Pd. The WTI oil price is assumed to average $50 per barrel with a $7 per barrel price differential for Canadian oil.

In addition, the Company expects to fund $300.0 million to $350.0 million in 2015 in connection with our precious metals stream agreement on Cobre Panama.

Five Year Outlook (2019)

Our five year outlook is based upon respective operators’ public projections for each asset. Using the same commodity price assumptions as were used for our 2015 guidance (see above) and assuming no other acquisitions, Franco-Nevada expects its existing portfolio to generate between 385,000 to 415,000 GEOs by 2019 and between $50.0 million to $60.0 million in oil & gas revenues. This outlook is also based on the following assumptions:

•                  Cobre Panama is commissioned by 2019. Candelaria will average 60,000 GEOs to Franco-Nevada in 2019. Lower production from Palmarejo.

•                  Oil & gas: Oil averages $75 per barrel for WTI with a $7 per barrel differential for Canadian oil.

Investments

•                  Noront: On March 22, 2015, Franco-Nevada agreed to acquire royalty rights in the Ring of Fire mining district of Ontario by providing $26.0 million in loan and royalty financing to Noront Resources Ltd.

•                  Candelaria: On November 3, 2014, Franco-Nevada closed the Candelaria gold and silver stream receiving 20,099 GEOs from Candelaria in 2014. Franco-Nevada paid $648.0 million for the gold and silver stream.

•                  Palmarejo: In October 2014, Franco-Nevada and Coeur Mining, Inc. agreed to terminate the existing gold stream, replacing it with a 50% gold stream covering the Palmarejo project. The new agreement will become effective following the completion of the minimum ounce obligation under the existing stream. Franco-Nevada will fund $22.0 million to help in the development of the Guadalupe underground mine.

•                  Karma: In August 2014, Franco-Nevada committed to funding 75% of a $120.0 million stream financing arrangement with True Gold Mining Inc. (“True Gold”), in exchange for a 75% share of a 6.5% gold stream on True Gold’s Karma project.  To date, Franco-Nevada has contributed $43.3 million.  In early 2015, construction was halted as a result of issues with the local community.  True Gold is working with the stakeholders but no time-frame has been set for a resumption of construction.

•                  Cobre Panama: Franco-Nevada continues to work with First Quantum to amend the stream agreement between the parties to streamline reporting requirements and provide greater financial flexibility. Franco-Nevada expects to commence funding its portion of the capital costs when the amendment is finalized.

Portfolio Updates

•                  Gold — U.S.: Capital spending attributable to the Goldstrike net profits interest (“NPI”) decreased in the quarter, which benefitted the NPI payment to Franco-Nevada, as Barrick Gold Corporation announced the commissioning of its thiosulphate circuit. GEOs from the NPI are expected to increase in 2015 with the net smelter return royalty (“NSR”) expected to be lower as mining activities move off ground covered by Franco-

Nevada’s NSR. At Gold Quarry, where the royalty has minimum provisions, Franco-Nevada expects to receive 11,250 ounces, consistent with 2014. Fire Creek/Midas is expected to deliver 7,500 ounces in 2015.

•                  Gold — Canada: GEOs from Canadian assets increased in the quarter with increases from the Hemlo and Musselwhite NPIs, both of which benefitted from the weaker Canadian dollar and higher production.

For 2015, Detour is expected to further increase production. Overall, GEOs from Canadian gold assets are expected to be higher in 2015 compared to 2014. Premier Gold Mines Limited (“Premier”) and Centerra Gold Inc. announced a 50/50 partnership for the ownership and development of Premier’s Hardrock gold project where Franco-Nevada holds a 3% NSR. St Andrew Goldfields Ltd. announced a positive production decision on its Taylor project which is subject to a 1% NSR.

•                  Gold — Latin America: Candelaria delivered 20,099 GEOs to Franco-Nevada in 2014 and in 2015 70,000 to 80,000 GEOs are expected from this new asset.  At Palmarejo, Franco-Nevada expects to receive 50,000 ounces in 2015 based on the minimum ounce provision.  Yamana Gold Inc. announced that it will proceed with the construction of Cerro Moro where Franco-Nevada acquired a 2% NSR in April 2014.

•                  Gold — Rest of World: Contributions from Sabodala and MWS represented approximately 50% of the total GEOs received from Rest of World gold assets for the fourth quarter of 2014 which are expected to continue in 2015.

•                  PGM: PGM GEOs were impacted by the declining platinum price in the quarter. Stillwater is expected to produce slightly fewer GEOs in 2015 when compared to 2014, with Sudbury staying relatively stable.

•                  Oil & gas: Revenue from oil & gas assets was $11.0 million and $73.9 million for the three and twelve months ended December 31, 2014, respectively. Revenue was impacted by the lower average oil price in the fourth quarter, partially offset by lower capital attributable to the Weyburn net royalty interest. 2014 revenue benefitted from lower capital attributable to the Weyburn net royalty interest with the oil price in line with 2013 average levels.

Corporate Updates

Franco-Nevada is pleased to announce that its Board of Directors has decided to raise its dividend for an eighth consecutive year, effective for the second quarter of 2015. The quarterly dividend will increase by 5% to $0.21 per share resulting in an effective annual dividend of $0.84 per share compared to $0.80 declared over the past four quarters. The Board of Directors plans on formally declaring the second quarter dividend of $0.21 per share in May 2015 with payment by the end of June 2015.

At our upcoming Annual General and Special Meeting of shareholders on May 6, 2015, Dr. Catharine Farrow will be an additional nominee to the Board of Directors of Franco-Nevada. Dr. Farrow has extensive experience and knowledge in geological and mining matters and will be able to assist the Company as it considers new investment opportunities.

Shareholder Information and 2015 Asset Handbook

The Board of Directors approved amendments to Franco-Nevada’s By-Law No. 1 providing for (i) a framework for advance notice of nominations of directors by shareholders; and (ii) an increase to the quorum requirements for shareholders’ meetings. The full text of By-Law No. 1, as amended by the By-Law amendments, has been filed under Franco-Nevada’s profile at www.sedar.com. Shareholders of Franco-Nevada will be asked to confirm the By-Law amendments at the next meeting of shareholders. The amendments will become effective only once approved by shareholders at the meeting. Further details on the By-Law amendments will be contained in Franco-Nevada’s management information circular which will be filed at www.sedar.com in early April.

The complete Consolidated Annual Financial Statements and Management’s Discussion and Analysis can be found today on Franco-Nevada’s website at www.franco-nevada.com, on SEDAR at www.sedar.com and on EDGAR at www.sec.gov.

Management will host a conference call tomorrow, Thursday, March 26, 2015 at 10:00 a.m. Eastern Time to review Franco-Nevada’s 2014 results as well as discuss the 2015 and five-year outlook.  In addition, Franco-Nevada will be releasing its 2015 Asset Handbook with updated disclosures on our assets and the number of gold ounces and royalty equivalent units associated with each asset.

Interested investors are invited to participate as follows:

•                  Via Conference Call:  Toll-Free: (888) 231-8191; International: (647) 427-7450

•                  Conference Call Replay: A recording will be available until April 2, 2015 at the following numbers: Toll-Free (855) 859-2056; International (416) 849-0833; Pass code 66544522.

•                  Webcast: A live audio webcast will be accessible at www.franco-nevada.com.

Corporate Summary

Franco-Nevada Corporation is the leading gold-focused royalty and stream company with the largest and most diversified portfolio of cash-flow producing assets. Its business model provides investors with gold price and exploration optionality while limiting exposure to many of the risks of operating companies. Franco-Nevada has substantial cash, no debt and uses its free cash flow to expand its portfolio and pay dividends.  It trades under the symbol FNV on both the Toronto and New York stock exchanges.  Franco-Nevada is the gold investment that works.

For more information, please go to our website at www.franco-nevada.com or contact:

Stefan Axell	Sandip Rana
Director, Corporate Affairs	Chief Financial Officer
416-306-6328 info@franco-nevada.com	416-306-6303

Prepared in accordance with IFRS and presented in U.S. dollars (unless otherwise noted).

Forward Looking Statements

This press release contains “forward looking information” and “forward looking statements” within the meaning of applicable Canadian securities laws and the U.S. Private Securities Litigation Reform Act of 1995, respectively, which may include, but are not limited to, statements with respect to future events or future performance, management’s expectations regarding Franco-Nevada’s growth, results of operations, estimated future revenues, requirements for additional capital, mineral reserve and mineral resource estimates, production estimates, production costs and revenue, future demand for and prices of commodities, expected mining sequences, business prospects and opportunities. In addition, statements (including data in tables) relating to reserves and resources and gold equivalent ounces are forward looking statements, as they involve implied assessment, based on certain estimates and assumptions, and no assurance can be given that the estimates will be realized. Such forward looking statements reflect management’s current beliefs and are based on information currently available to management. Often, but not always, forward looking statements can be identified by the use of words such as “plans”, “expects”, “is expected”, “budgets”, “scheduled”, “estimates”, “forecasts”, “predicts”, “projects”, “intends”, “targets”, “aims”, “anticipates” or “believes” or variations (including negative variations) of such words and phrases or may be identified by statements to the effect that certain actions “may”, “could”, “should”, “would”, “might” or “will” be taken, occur or be achieved. Forward looking statements involve known and unknown risks, uncertainties and other factors, which may cause the actual results, performance or achievements of Franco-Nevada to be materially different from any future results, performance or achievements expressed or implied by the forward looking statements. A number of factors could cause actual events or results to differ materially from any forward looking statement, including, without limitation: fluctuations in the prices of the primary commodities that drive royalty and stream revenue (gold, platinum group metals, copper, nickel, uranium, silver, iron-ore and oil and gas); fluctuations in the value of the Canadian and Australian dollar, Mexican peso and any other currency in which revenue is generated, relative to the U.S. dollar; changes in national and local government legislation, including permitting and licensing regimes and taxation policies; regulations and political or economic developments in any of the countries where properties in which Franco-Nevada holds a royalty, stream or other interest are located or through which they are held; risks related to the operators of the properties in which Franco-Nevada holds a royalty, stream or other interest, including changes in the ownership and control of such operators; influence of macroeconomic developments; business opportunities that become available to, or are pursued by Franco-Nevada; reduced access to debt and equity capital; litigation; title, permit or license disputes related to interests on any of the properties in which Franco-Nevada holds a royalty, stream or other interest; whether or not Franco-Nevada is determined to have PFIC status; excessive cost escalation as well as development, permitting, infrastructure, operating or technical difficulties on any of the properties in which Franco-Nevada holds a royalty, stream or other interest; rate and timing of production differences from resource estimates; risks and hazards associated with the business of development and mining on any of the properties in which Franco-Nevada holds a royalty, stream or other interest, including, but not limited to unusual or unexpected geological and metallurgical conditions, slope failures or cave-ins, flooding and other natural disasters, terrorism, civil unrest or an outbreak of contagious disease; and the integration of acquired assets.  The forward looking statements contained in this press release are based upon assumptions management believes to be reasonable, including, without limitation: the ongoing operation of the properties in which Franco-Nevada holds a royalty, stream or other interest by the owners or operators of such properties in a manner consistent with past practice; the accuracy of public statements and disclosures made by the owners or operators of such underlying properties; no material adverse change in the market price of the commodities that underlie the asset portfolio; Franco-Nevada’s ongoing income and assets relating to determination of its PFIC status; no adverse development in respect of any significant property in which Franco-Nevada holds a royalty, stream or other interest; the accuracy of publicly disclosed expectations for the development of underlying properties that are not yet in production; integration of acquired assets; and the absence of any other factors that could cause actions, events or results to differ from those anticipated, estimated or intended. However, there can be no assurance that forward looking statements will prove to be accurate, as actual results and future events could differ materially from those anticipated in such statements and investors are cautioned that forward looking statements are not guarantees of future performance. Franco-Nevada cannot assure investors that actual results will be consistent with these forward looking statements. Accordingly, investors should not place undue reliance on forward looking statements due to the inherent uncertainty therein.  For additional information with respect to risks, uncertainties and assumptions, please refer to the “Risk Factors” section of Franco-Nevada’s most recent Annual Information Form as well as Franco-Nevada’s most recent annual Management’s Discussion and Analysis filed with the Canadian securities regulatory authorities on www.sedar.com and Franco-Nevada’s most recent Annual Report filed on Form 40-F filed with the SEC on www.sec.gov.  The forward looking statements herein are made as of the date of this press release only and Franco-Nevada does not assume any obligation to update or revise them to reflect new information, estimates or opinions, future events or results or otherwise, except as required by applicable law.

NON-IFRS MEASURES:  Adjusted Net Income and Adjusted EBITDA are intended to provide additional information only and do not have any standardized meaning prescribed under IFRS and should not be considered in isolation or as a substitute for measures of performance prepared in accordance with IFRS.  These measures are not necessarily indicative of operating profit or cash flow from operations as determined under IFRS.  Other companies may calculate these measures differently. For a reconciliation of these measures to various IFRS measures, please see below or the Company’s current MD&A disclosure found on the Company’s website, on SEDAR and on EDGAR.

(1)   GEOs include our gold, platinum, palladium and other mineral assets. GEOs are estimated on a gross basis for NSR royalties and, in the case of stream ounces, before the payment of the per ounce contractual price paid by the Company. For NPI royalties, GEOs are calculated taking into account the NPI economics. Platinum, palladium and other minerals were converted to GEOs by dividing associated revenue, which includes settlement adjustments, by the average gold price for the period. For Q4 2014, the average commodity prices were as follows: $1,200/oz gold (2013 - $1,272/oz); $1,229/oz platinum (2013 - $1,397/oz) and $788/oz palladium (2013 - $726/oz). For 2014, the average commodity prices were as follows: $1,266/oz gold (2013 - $1,411/oz); $1,385/oz platinum (2013 - $1,487/oz) and $803/oz palladium (2013 - $725/oz).

(2)   Adjusted EBITDA is defined by the Company as net income (loss) excluding income tax expense/recovery, finance income and expenses, foreign exchange gains/losses, gains/losses on the sale of investments, depletion and depreciation, non-cash costs of sales and impairment charges related to royalties, streams, working interests and investments.

(3)   Adjusted Net Income is defined by the Company as net income (loss) excluding foreign exchange gains/losses, gains/losses on the sale of investments, impairment charges related to royalties, streams, working interests and investments, unusual non-recurring items, and the impact of taxes on all these items.

Reconciliation to IFRS measures:

	Three months ended December 31,		Twelve months ended December 31,
(expressed in millions, except per share amounts)	2014	2013	2014	2013
Net Income (Loss)	$1.2	$(80.6)	$106.7	$11.7
Income tax expense	10.2	(17.1)	50.3	22.3
Finance costs	0.4	0.6	1.6	1.9
Finance income	(0.9)	(1.0)	(3.9)	(3.5)
Depletion and depreciation	48.9	34.4	163.1	129.3
Non-cash costs of sales	2.6	—	6.0	—
Impairment of royalty, stream and working interests	30.9	112.9	31.1	112.9
Impairment of investments	0.4	24.8	0.4	30.7
Foreign exchange (gains)/losses and other (income)/expenses	2.5	3.3	1.6	17.2
Adjusted EBITDA	$96.2	$77.3	$356.9	$322.5
Basic Weighted Average Shares Outstanding	156.2	147.1	150.5	146.8
Adjusted EBITDA per share	$0.62	$0.53	$2.37	$2.20

Net Income (Loss)	$1.2	$(80.6)	$106.7	$11.7
Foreign exchange (gains)/losses and other expenses, net of income tax	1.1	0.5	1.6	2.3
Mark-to-market changes on derivatives, net of income tax	0.1	1.7	(1.1)	9.9
Impairment of royalty, stream and working interests, net of income tax	29.4	83.3	29.5	83.3
Impairment of investments, net of income tax	0.4	25.6	0.4	30.8
Indexation adjustment	(0.6)	—	0.4	—
Credit facility costs written off, net of income tax	—	—	—	0.3
Adjusted Net Income	$31.6	$30.5	$137.5	$138.3
Adjusted Net Income per share	$0.20	$0.21	$0.91	$0.94

FRANCO-NEVADA CORPORATION

CONSOLIDATED STATEMENTS OF FINANCIAL POSITION

(in millions of U.S. dollars)

	December 31, 2014	December 31, 2013

ASSETS
Cash and cash equivalents (Note 5)	$592.5	$770.0
Short-term investments (Note 6)	—	18.0
Receivables	72.1	78.0
Prepaid expenses and other (Note 7)	34.3	46.3
Current assets	698.9	912.3

Royalty, stream and working interests, net (Note 8)	2,636.9	2,050.2
Investments (Note 6)	67.1	38.2
Deferred income tax assets (Note 17)	13.9	15.8
Other (Note 9)	50.1	28.4

Total assets	$3,466.9	$3,044.9

LIABILITIES
Accounts payable and accrued liabilities (Note 10)	$17.7	$46.1
Current income tax liabilities	3.4	5.0
Current liabilities	21.1	51.1

Deferred income tax liabilities (Note 17)	40.3	30.0
Total liabilities	61.4	81.1

SHAREHOLDERS’ EQUITY (Note 18)
Common shares	3,656.6	3,133.0
Contributed surplus	45.5	45.8
Deficit	(197.8)	(212.5)
Accumulated other comprehensive income (loss)	(98.8)	(2.5)
Total shareholders’ equity	3,405.5	2,963.8

Total liabilities and shareholders’ equity	$3,466.9	$3,044.9

Commitments (Note 20)

Subsequent Event (Note 22)

The notes are an integral part of these audited consolidated financial statements and can be found in our 2014 Annual Report available on our website.

FRANCO-NEVADA CORPORATION

CONSOLIDATED STATEMENTS OF INCOME AND COMPREHENSIVE INCOME (LOSS)

(in millions of U.S. dollars, except per share amounts)

	For the years ended December 31,
	2014	2013

Revenue (Note 14)	$442.4	$400.9

Costs and expenses
Costs of sales (Note 15)	72.9	60.2
Depletion and depreciation	163.1	129.3
Impairment of investments (Note 6)	0.4	30.7
Impairment of royalty, stream and working interests (Note 8(c))	31.1	112.9
Corporate administration (Note 16 and 18)	16.4	15.2
Business development (Note 16)	2.2	3.0
	286.1	351.3

Operating income	156.3	49.6

Foreign exchange gain (loss) and other income (expenses)	(1.6)	(17.2)

Income before finance items and income taxes	154.7	32.4

Finance items
Finance income	3.9	3.5
Finance expenses (Note 13)	(1.6)	(1.9)
Net income before income taxes	$157.0	$34.0

Income tax expense (Note 17)	50.3	22.3

Net income	$106.7	$11.7

Other comprehensive loss:
Items that may be classified subsequently to profit and loss:		—
Unrealized change in market value of available-for-sale investments, net of an income tax expense of $0.7 (2013 - income tax recovery of $3.0) (Note 6)	2.2	(26.0)
Realized change in market value of available-for-sale investments (Note 6)	0.4	6.5
Currency translation adjustment	(98.9)	(88.8)
Other comprehensive loss for the year	(96.3)	(108.3)

Total comprehensive income (loss) for the year	$10.4	$(96.6)

Basic earnings per share (Note 19)	$0.71	$0.08
Diluted earnings per share (Note 19)	$0.70	$0.08

The notes are an integral part of these audited consolidated financial statements and can be found in our 2014 Annual Report available on our website.

FRANCO-NEVADA CORPORATION

CONSOLIDATED STATEMENTS OF CASH FLOWS

(in millions of U.S. dollars)

	For the years ended December 31,
	2014	2013
Cash flows from operating activities
Net income	$106.7	$11.7
Adjustments to reconcile net income to net cash provided by (used in) operating activities:
Depletion and depreciation	163.1	129.3
Impairment of royalty, stream and working interests (Note 8(c))	31.1	112.9
Impairment of investments (Note 6)	0.4	30.7
Mark-to-market on warrants	(1.3)	11.5
Non-cash costs of sales	6.0	—
Other non-cash items	1.5	1.6
Deferred income tax expense (Note 17)	18.6	(12.6)
Share-based payments (Note 18(c) and (f))	3.9	4.6
Unrealized foreign exchange loss	2.0	3.1

Changes in non-cash assets and liabilities:
Decrease in receivables	5.9	5.4
(Increase) in prepaid expenses and other	(67.1)	(43.0)
Decrease in accounts payable and accrued liabilities	(3.8)	(5.8)
Net cash provided by operating activities	267.0	249.4

Cash flows from investing activities
Proceeds on sale of investments	45.2	253.4
Purchase of investments	(54.6)	(124.6)
Proceeds from the sale of gold bullion	85.2	12.0
Acquisition of interests in mineral and oil & gas properties	(853.8)	(134.8)
Acquisition of other assets	(33.8)	—
Acquisition of oil & gas well equipment	(4.0)	(6.1)
Acquisition of property and equipment	(0.1)	(1.3)
Net cash (used in) investing activities	(815.9)	(1.4)

Cash flows from financing activities
Net proceeds from equity offering	479.8	—
Credit facility amendment costs	(0.7)	(1.5)
Payment of dividends, net of DRIP	(90.7)	(101.8)
Proceeds from exercise of warrants	1.8	2.3
Proceeds from exercise of stock options	4.5	7.0
Net cash provided by (used in) financing activities	394.7	(94.0)
Effect of exchange rate changes on cash and cash equivalents	(23.3)	(15.7)
Net (decrease) increase in cash and cash equivalents	(177.5)	138.3
Cash and cash equivalents at beginning of year	770.0	631.7
Cash and cash equivalents at end of year	$592.5	$770.0

Supplemental cash flow information:
Cash paid for interest expense and loan standby fees during the year	$1.2	$1.2
Income taxes paid during the year	$22.8	$47.0

The notes are an integral part of these audited consolidated financial statements and can be found in our 2014 Annual Report available on our website.